Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

April 30, 2013

Fresenius Medical Care Reports First Quarter 2013 Results And Confirms Guidance For Full Year 2013

First Quarter 2013 Key Figures:

Net revenue	$3,464 million	+7%
Operating income (EBIT)	$493 million	-2%
Net income(1)	$225 million	-39%
Earnings per ordinary share	$0.74	-40%

(1)Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, today announced its results for the first quarter of 2013.

Revenue

Net revenue for the first quarter of 2013 increased by 7% to $3,464 million (+7% at constant currency) compared to the first quarter of 2012. Organic revenue growth worldwide was 4%. Dialysis services revenue grew by 8% to $2,678 million (+9% at constant currency) and dialysis product revenue increased by 2% to $786 million (+2% at constant currency).

North America revenue for the first quarter of 2013 increased by 9% to $2,287 million. Dialysis services revenue grew by 10% to $2,104 million with a same store treatment growth of 4%. Average revenue per treatment for U.S. services increased to $359 in the first quarter of 2013 compared to $353 for the corresponding quarter in 2012. Dialysis product revenue decreased by 2% to $183 million.

International revenue increased by 3% to $1,169 million ( +4% at constant currency). Organic revenue growth was 5%. Dialysis services revenue increased by 3% to $574 million (+5% at constant currency). Dialysis product revenue increased by 3% to $595 million (+3% at constant currency).

Earnings

Operating income (EBIT) for the first quarter of 2013 decreased by 2% to $493 million compared to $503 million in the first quarter of 2012. This resulted in an operating margin of 14.2% for the first quarter of 2013 as compared to 15.5% for the corresponding quarter in 2012.

The operating margin for North America decreased from 16.5% to 16.1%. This development was impacted by higher personnel expenses and two less dialysis days in the first quarter of 2013 as compared to the first quarter of 2012. Average costs per treatment for U.S. services increased to $294 in the first quarter of 2013 as compared to $286 in the first quarter of 2012.

In the International segment, the operating margin decreased from 17.2% to 15.7%. The margin development was negatively influenced mainly by the devaluation of the Venezuelan Bolivar.

Net interest expense for the first quarter of 2013 was $104 million, compared to $99 million in the first quarter of 2012. This development was positively influenced by lower interest rates but offset by lower interest income as a result of the retirement of a loan associated with the acquisition of Liberty Dialysis Holdings, Inc.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first quarter of 2013 was $225 million, a decrease of 39% compared to the corresponding number for the first quarter of 2012. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA decreased by 8% in the first quarter of 2013 if compared to the adjusted net income number of $244 million for the first quarter of 2012 excluding an investment gain of $127 million.

Income tax expense was $129 million for the first quarter of 2013 and translating into an effective tax rate of 33.2%. This compares to income tax expense of $137 million and a tax rate of 25.8% and, excluding the investment gain, an adjusted effective tax rate of 33.9% for the first quarter of 2012.

Earnings per ordinary share (EPS) for the first quarter of 2013 was $0.74, a decrease of 40% compared to the corresponding number for the first quarter of 2012. EPS decreased by 8% in the first quarter of 2013 if compared to an adjusted EPS number of $0.80, excluding the investment gain, for the first quarter of 2012. The weighted average number of shares outstanding for the first quarter of 2013 was approximately 306.7 million shares, compared to 304.2 million shares for the first quarter of 2012. The increase in shares outstanding resulted from stock option exercises in the past twelve months.

Cash flow

In the first quarter of 2013, the company generated $315 million in cash from operations, a decrease of 34% compared to the corresponding figure of last year and representing 9.1% of revenue.

A total of $146 million was spent for capital expenditures, net of disposals. Free cash flow before acquisitions was $169 million (representing 4.9% of revenue) compared to $359 million in the first quarter of 2012. A total of $71 million in cash was spent for acquisitions and investments, net of divestitures. Free cash flow after acquisitions and divestitures was $98 million, compared to minus $1,167 million in the first quarter of 2012.

Please refer to the attachments for a complete overview on the first quarter of 2013 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Patients — Clinics — Treatments

As of March 31, 2013, Fresenius Medical Care treated 261,648 patients worldwide, which represents an increase of 3% compared to the previous year’s figure. North America provided dialysis treatments for 167,233 patients, an increase of 3% compared to the corresponding number for 2012. The International segment provided dialysis treatments for 94,415 patients, an increase of 3% over the prior year’s figure.

As of March 31, 2013, the company operated a total of 3,180 clinics worldwide, an increase of 2% compared to the corresponding number for 2012. The number of clinics is comprised of 2,090 clinics in North America (+2%) and 1,090 clinics in the International segment (+2%).

During the first quarter of 2013, Fresenius Medical Care delivered approximately 9.7 million dialysis treatments worldwide. This represents an increase of 5% compared to the previous year’s figure. North America accounted for 6.1 million treatments, an increase of 7%. The International segment delivered 3.5 million treatments, an increase of 2%.

Employees

As of March 31, 2013, Fresenius Medical Care had 86,855 employees (full-time equivalents) worldwide, compared to 86,153 employees at the end of 2012.

Debt/EBITDA ratio

The ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA) decreased from 2.96 at the end of the first quarter of 2012 to 2.78 at the end of the first quarter of 2013. The debt/EBITDA ratio at the end of 2012 was 2.83.

Rating

Standard & Poor’s rates the company’s corporate credit as ‘BB+’, with a ‘positive’ outlook. Moody’s rates the company’s corporate credit as ‘Ba1’ with a ‘stable’ outlook. Fitch rates the company’s corporate credit as ‘BB+’ with a ‘stable’ outlook.

Share buy-back program and simplification of capital structure

The management board and the supervisory board have approved a share buy-back program with an aggregate value of up to €385 million. The program will be financed from cash flow and existing credit facilities.

The boards also approved a proposal to optimize the organization’s capital structure by the mandatory conversion of all preference shares into ordinary shares on a 1:1 basis. The preference shares currently represent approximately 1.3% of the company’s total share capital. At its upcoming annual general meeting and in a separate meeting of preference shareholders the company will ask its shareholders to approve this conversion.

Guidance for 2013 confirmed

For the full year 2013, the company confirms its revenue and earnings outlook.

The company expects revenue to grow to more than $14.6 billion in 2013, translating into a growth rate of more than 6%.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to be between $1.1 billion and $1.2 billion in 2013. This represents an increase of between 5% and 15% if compared to the net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for 2012 excluding an investment gain in the amount of $140 million. As we previously disclosed, the range of our net income guidance considers the U.S. government reversing the effect of sequestration for the calendar year. If this takes place it represents approximately $45 million in net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA. It is possible that the U.S. government may modify all or a portion of this but the likelihood of this diminishes as the year progresses.

For 2013, the company expects to spend around $700 million on capital expenditures and around $300 million on acquisitions. The debt/EBITDA ratio is expected to be equal or below 3.0 by the end of 2013.

Rice Powell, chief executive officer of Fresenius Medical Care, commented: “In a challenging, uncertain environment we delivered solid first quarter results led by the continuous growth in our dialysis services business in North America. Also of note is that we are confident meeting our guidance range for the full year, although we are not completely satisfied with our growth internationally in the first quarter of 2013. Along with the outstanding efforts of our talented people, we will continue to further strengthen our business to deliver sustainable growth and meaningful innovations for reliable high quality products to dialysis patients around the world.”

Conference Call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter of 2013 on Tuesday, April 30, 2013, at 3:30 p.m. CEDT / 9:30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.fmc-ag.com in the “Investor Relations” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.3 million individuals worldwide. Through its network of 3,180 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 261,648 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care

Statement of earnings

	Three months ended
	March 31,
(in US-$ thousands, except share data)	2013	2012	Change
(unaudited)

Revenue
Dialysis care	2,741,935	2,544,059	7.8%
Less: patient service bad debt provision	63,749	66,859	-4.7%
Net dialysis care	2,678,186	2,477,200	8.1%
Dialysis products	785,735	771,555	1.8%
Total net revenue	3,463,921	3,248,755	6.6%

Cost of revenue	2,354,403	2,179,246	8.0%
Gross profit	1,109,518	1,069,509	3.7%
Selling, general and administrative	591,714	552,832	7.0%
Gain on sale of dialysis clinics	(1,073)	(9,314)	-88.5%
Research and development	30,372	28,522	6.5%
Income from equity method investees	(4,808)	(5,497)	-12.5%
Operating income (EBIT)	493,313	502,966	-1.9%
Investment gain	—	(126,685)
Interest income	(10,589)	(20,306)	-47.9%
Interest expense	114,818	119,186	-3.7%
Interest expense, net	104,229	98,880	5.4%
Income before taxes	389,084	530,771	-26.7%
Income tax expense	129,001	137,077	-5.9%
Net income	260,083	393,694	-33.9%
Less: Net income attributable to noncontrolling interests	34,584	23,196	49.1%
Net income attributable to shareholders of FMC AG & Co. KGaA	225,499	370,498	-39.1%

Operating income (EBIT)	493,313	502,966	-1.9%
Depreciation and amortization	156,353	143,374	9.1%
EBITDA	649,666	646,340	0.5%

Earnings per ordinary share	$0.74	$1.22	-39.6%
Earnings per ordinary ADS	$0.37	$0.61	-39.6%

Weighted average number of shares
Ordinary shares	302,773,218	300,205,126
Preference shares	3,973,333	3,966,001

In percent of revenue
Cost of revenue	68.0%	67.1%
Gross profit	32.0%	32.9%
Selling, general and administrative	17.1%	17.0%
Gain on sale of dialysis clinics	0.0%	-0.3%
Research and development	0.9%	0.9%
Income from equity method investees	-0.1%	-0.2%
Operating income (EBIT)	14.2%	15.5%
Investment gain	—	-3.9%
Interest expense, net	3.0%	3.0%
Income before taxes	11.2%	16.3%
Income tax expense	3.7%	4.2%
Net income attributable to noncontrolling interests	1.0%	0.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	6.5%	11.4%

EBITDA	18.8%	19.9%

Fresenius Medical Care

Segment and other information

	Three months ended
	March 31,
(in US-$ million, except employees)	2013	2012	Change
(unaudited)

Net revenue
North America	2,287	2,105	8.7%
International	1,169	1,136	2.9%
Corporate	8	8	-0.8%
Total net revenue	3,464	3,249	6.6%

Operating income (EBIT)
North America	369	348	6.0%
International	184	195	-5.7%
Corporate	(60)	(40)	49.2%
Total operating income (EBIT)	493	503	-1.9%

Operating income in percent of revenue
North America	16.1%	16.5%
International	15.7%	17.2%
Total	14.2%	15.5%

Employees
Full-time equivalents	86,855	82,979

Fresenius Medical Care

Reconciliation of non U.S. GAAP

financial measures to the most directly

comparable U.S. GAAP financial measures

	Three months ended
	March 31,
(in US-$ million, unaudited)	2013	2012

Segment information North America
Net revenue	2,287	2,105
Costs of revenue and research and development	1,572	1,439
Selling, general and administrative	350	330
Gain on sale of dialysis clinics	—	(9)
Income from equity method investees	(4)	(3)
Costs of revenue and operating expenses	1,918	1,757

Operating income (EBIT)	369	348

In percent of revenue	16.1%	16.5%

Dialysis products revenue incl. and excl. internal sales
North America
Dialysis products revenue incl. internal sales	370	371
Less internal sales	(187)	(184)
Dialysis products external sales	183	187
International
Dialysis products revenue incl. internal sales	704	682
Less internal sales	(109)	(106)
Dialysis products external sales	595	576

Reconciliation of cash flow from operating activities to EBITDA (1)
Total EBITDA	650	646
Interest expense, net	(104)	(99)
Income tax expense	(129)	(137)
Change in working capital and other non-cash items	(102)	71
Net cash provided by operating activities	315	481

Annualized EBITDA (2)
Operating income (EBIT) last twelve months	2,209	2,284
Depreciation and amortization last twelve months	616	635
Non-cash charges	68	56
Annualized EBITDA	2,893	2,975

(1)         EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

(2)         EBITDA 2012: Pro forma numbers including Liberty Dialysis Holdings Inc., after FTC mandated divestitures.

Fresenius Medical Care

Balance sheet

	March 31,	December 31,
(in US-$ million)	2013	2012
	(unaudited)	(audited)

Assets
Current assets	5,998	6,127
Intangible assets	12,130	12,132
Other non-current assets	4,012	4,067
Total assets	22,140	22,326

Liabilities and equity
Current liabilities	3,302	3,170
Long-term liabilities	8,943	9,426
Noncontrolling interests subject to put provisions	551	523
Total equity	9,344	9,207
Total liabilities and equity	22,140	22,326

Equity/assets ratio:	42%	41%

Debt
Short-term borrowings	120	118
Short-term borrowings from related parties	7	4
Current portion of long-term debt and capital lease obligations	563	335
Long-term debt and capital lease obligations, less current portion	7,361	7,841

Total debt	8,051	8,298

Fresenius Medical Care

Cash flow statement

	Three months ended
	March 31,
(in US-$ million, unaudited)	2013	2012

Operating activities
Net income	260	394
Depreciation / amortization	157	143
Investment gain	—	(127)
Change in working capital and other non-cash items	(102)	71
Cash flow from operating activities	315	481

Investing activities
Purchases of property, plant and equipment	(147)	(124)
Proceeds from sale of property, plant and equipment	1	2
Capital expenditures, net	(146)	(122)
Free cash flow	169	359

Acquisitions, net of cash acquired, and purchases of intangible assets	(72)	(1,703)
Proceeds from divestitures	1	177
Acquisitions, net of divestitures	(71)	(1,526)
Free cash flow after investing activities	98	(1,167)

Financing activities
Change in accounts receivable securitization program	(162)	(333)
Change in intercompany debt	3	(14)
Change in other debt	(28)	1,654
Proceeds from exercise of stock options	5	4
Distributions to noncontrolling interests	(73)	(32)
Contributions from noncontrolling interests	9	5
Cash flow from financing activities	(246)	1,284

Effects of exchange rates on cash	(5)	6
Net increase (decrease) in cash	(153)	123

Cash at beginning of period	688	457
Cash at end of period	535	580

Fresenius Medical Care

Quarterly performance scorecard - revenue

Three months ended March 31,
(in US$ thousands, except per-treatment revenue)	2013	cc	2012	cc
(unaudited)

North America
Net revenue	2,287,250		2,104,584
Growth year-over-year	8.7%		9.3%

Net dialysis care	2,103,661		1,917,384
Growth year-over-year	9.7%		10.9%
U.S. per treatment	359		353
Per treatment	351		345
Sequential growth	-2.7%		0.8%
Growth year-over-year	1.6%		1.5%

Dialysis products
Incl. internal sales	369,679		371,028
Growth year-over-year	-0.4%		-1.5%
External sales	183,589		187,200
Growth year-over-year	-1.9%		-4.1%

International
Net revenue	1,168,652		1,136,090
Growth year-over-year	2.9%	4.1%	7.7%	11.8%

Net dialysis care	574,525		559,816
Growth year-over-year	2.6%	4.9%	11.2%	16.1%
Per treatment	163	166	161	169
Sequential growth	1.7%		0.2%
Growth year-over-year	0.7%	3.0%	-5.9%	-1.8%

Dialysis products
Incl. internal sales	703,814		682,190
Growth year-over-year	3.2%	3.6%	5.9%	9.8%
External sales	594,127		576,273
Growth year-over-year	3.1%	3.4%	4.4%	7.8%

cc = constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates”.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on company’s revenue from period to period. However, we also believe that the usefulness of data on constant currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Fresenius Medical Care

Quarterly performance scorecard - dialysis care volume

Three months ended March 31,	2013	2012
(unaudited)

North America
Number of treatments	6,148,850	5,745,986
Treatments per day	80,906	73,666
Per day sequential growth	2.0%	5.8%
Per day year-over-year growth	9.8%	8.2%
Same market growth year-over-year	3.6%	3.4%

International
Number of treatments	3,532,660	3,466,660
Same market growth year-over-year	3.0%	4.6%

Fresenius Medical Care

Quarterly performance scorecard - expenses

Three months ended March 31,	2013	2012
(unaudited)

North America
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	83.9%	83.5%
Selling, general and administrative
In percent of revenue	15.3%	15.7%
U.S. Dialysis care operating expenses/treatment (in US-$)	294	286
Sequential growth	2.9%	2.3%
Growth year-over-year	3.0%	-0.8%
Dialysis care operating expenses/treatment (in US-$)	288	280
Sequential growth	2.8%	2.5%
Growth year-over-year	2.8%	-0.6%

Total Group
Costs of revenue and operating expenses, gain on sale of dialysis clinics and income from equity method investees
In percent of revenue	85.8%	84.5%
Selling, general and administrative
In percent of revenue	17.1%	17.0%
Effective tax rate	33.2%	25.8%

Fresenius Medical Care

Quarterly performance scorecard - cash flow/investing activities

Three months ended March 31,
(in US$ thousands, except number of de novos)	2013	2012
(unaudited)

Total Group
Operating cash flow	315,418	481,177
In percent of revenue	9.1%	14.8%

Free cash flow before acquisitions	169,388	358,608
In percent of revenue	4.9%	11.0%

Acquisitions and investments, net of divestitures	71,178	1,526,081

Capital expenditures, net	146,030	122,569
In percent of revenue	4.2%	3.8%

Maintenance	87,253	75,224
In percent of revenue	2.5%	2.3%

Growth	58,777	47,345
In percent of revenue	1.7%	1.5%

Number of de novos	15	12
North America	9	6
International	6	6

Fresenius Medical Care

Quarterly performance scorecard - balance sheet

March 31,	2013	2012
(unaudited)

Total Group
Debt (in US$ million)	8,051	8,809
Debt/EBITDA	2.78	2.96

North America
Days sales outstanding	54	55

International
Days sales outstanding	116	124

Fresenius Medical Care

Quarterly performance scorecard

Three months ended March 31,	2013	2012

North America (U.S.)
Clinical Performance
Single Pool Kt/v > 1.2	97%	97%
Hemoglobin = 10-12 g/dl	73%	78%
Hemoglobin = 10-13 g/dl	79%	86%
Calcium = 8.4-10.2 mg/dl	83%	82%
Albumin > 3.5 g/dl(1)	85%	85%
No catheter (> 90 days)	83%	82%
Phosphate < 5.5 mg/dl	65%	64%
Hospitalization days per patient (12 months ending March 31)	9.7	9.8

Demographics
Average age (in years)	62	62
Average time on dialysis (in years)	3.9	3.8
Average body weight (in kg)	82	81
Prevalence of diabetes	58%	57%

Europe, Middle East and Africa
Clinical Performance
Single Pool Kt/v > 1.2	96%	96%
Hemoglobin = 10-12 g/dl	58%	57%
Hemoglobin = 10-13 g/dl	78%	77%
Calcium = 8.4-10.2 mg/dl	77%	77%
Albumin > 3.5 g/dl(1)	86%	86%
No catheter (> 90 days)	85%	85%
Phosphate < 5.5 mg/dl	78%	77%
Hospitalization days per patient (12 months ending March 31)	9.2	9.5

Demographics
Average age (in years)	64	64
Average time on dialysis (in years)	5.3	5.1
Average body weight (in kg)	72	71
Prevalence of diabetes	28%	27%

(1) International standard BCR CRM470